FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

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[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Holbrook, Connie C.	2. Issuer Name and Tickler or Trading Symbol Questar Corporation - STR					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director	10% Owner
						X	Officer (give title below)	Other (specify below)
						Senior Vice President, General Counsel and Corporate Secretary
(Last) (First) (Middle) 180 East 100 South, P.O. Box 45433	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year June 2002			7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Year)				Form filed by One Reporting Person
(Street) Salt Lake City, Utah 84145-0433							Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock (and attached Common Stock Purchase Rights)	6-3-2002	G		200	D	$26.42
Common Stock (and attached Common Stock Purchase Rights)	6-7-2002	M		50	A	$15.00
Common Stock (and attached Common Stock Purchase Rights)	6-7-2002	F		8	D	$25.27
Common Stock (and attached Common Stock Purchase Rights)	6-14-2002	M		200	A	$15.00
Common Stock (and attached Common Stock Purchase Rights)	6-14-2002	F		27	D	$24.08
Common Stock (and attached Common Stock Purchase Rights)	6-17-2002	M		135	A	$15.00
Common Stock (and attached Common Stock Purchase Rights)	6-17-2002	F		82 + 19	D	$24.41
Common Stock (and attached Common Stock Purchase Rights)	6-21-2002	M		50	A	$15.00
Common Stock (and attached Common Stock Purchase Rights)	6-21-2002	F		7	D	$24.60
Common Stock (and attached Common Stock Purchase Rights)							98,501	D
Common Stock (and attached Common Stock Purchase Rights)							28,540.9	I1	Through Trust Benefit Plan

FORM 4 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Nonqualified Stock Option	$15.00	6-7-2002	M			50	8-8-2000 8-8-2001 8-8-2002 8-8-2003	2-8-2010	Common Stock (and attached Common Stock Purchase Rights)	50
Nonqualified Stock Option	$15.00	6-14-2002	M			200	"	"	"	200
Nonqualified Stock Option	$15.00	6-17-2002	M			135	"	"	"	135
Nonqualified Stock Option	$15.00	6-21-2002	M			50	"	"	"	50		103,385	D2
Phantom Stock Units	1-1	5-2002			14.578							5,557.9849

Explanation of Responses:
[1]		These equivalent shares are allocated to my account in Questar's Employee Investment Plan as of June 30, 2002.
[2]		These numbers include vested options only. Detailed information concerning my options has been previously disclosed.
[3]

I defer compensation each month that is accounted for with phantom stock units. I also participate in an excess benefit plan that is accounted for with phantom stock units. The total includes phantom stock units in both plans as of May 31, 2002. During May, I had 14.578 phantom stock units allocated to my deferred compensation plan account at a price of $27.8845 per share.

	/s/ Connie C. Holbrook	July 9, 2002

	**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.